March 26, 2009

VIA EDGAR AND FACSIMILE ((202) 772-9203)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Song P. Brandon, Esq., Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628

Re:	Hologic, Inc.
Schedule TO-I
Filed March 9, 2009
File No. 05-41074

Dear Ms. Brandon:

This letter is being sent in response to the letter sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hologic, Inc. (the “Company”) dated March 24, 2009 regarding the above referenced filing. The headings below correspond to the headings in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter. Concurrently with the filing of this response letter, the Company intends to file Amendment No. 1 to its Schedule TO filed March 9, 2009 as well as an amended Offer to Exchange Certain Outstanding Stock Options for New Stock Options and certain other amended exhibits thereto.

Schedule TO-I

Item 4. Terms of the Transaction

1.	Staff Comment. Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the compensation to be received have yet to be determined, it is unclear how your offer complies with Item 1004(a)(2) of Regulation M-A. Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer. Consider providing a table setting forth the number of new options to be received as consideration based upon a reasonable range of the company’s stock prices.

Company Response. In response to the Staff’s comment, the Company has amended its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (as amended, the “Offer”) to include a table in “Section 8. Source and Amount of Consideration; Terms of New Options” of the Offer setting forth the exchange ratios to be used by the Company to consummate the exchange offer at a range of closing prices of the Company’s common stock at $0.10 intervals between $9.00 and $17.00. This table also sets forth the exercise price of the new options to be issued in the exchange offer based on corresponding closing prices of the Company’s common

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 26, 2009

stock as well as the total number of new options to be issued as part of the option exchange based on the application of the corresponding exchange ratio and assuming the exchange of all outstanding eligible options. The Offer is included as Exhibit (a)(1)(A) to Amendment No. 1 to the Company’s Schedule TO to be filed with the Commission concurrently herewith.

Exhibit (a)(1)(A): Offer to Exchange

General

2.	Staff Comment. We note you are offering to exchange eligible options for new options using an option pricing model which will be based upon the closing price of your common stock as quoted on NASDAQ on the date the new options are granted, as well as “other valuation assumptions.” You disclose on page 2 that you expect the new grant date will be the same day the exchange offer expires. Therefore, option holders will only know the purchase price of the new options with the closing price of a share of company common stock as reported on NASDAQ on the expiration date. Please explain with a view for disclosure what you mean by “other valuation assumptions.” Please also advise us as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after an averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).

Company Response. In response to the Staff’s comment, the Company has amended the Offer to refer readers to Section 8 thereof in each spot in the Offer that previously stated that the exchange ratio would be based on the closing price of the Company’s common stock as quoted on NASDAQ on the date the new options are granted as well as “other valuation assumptions”. Section 8 of the Offer as revised, clearly identifies each of the other valuation assumptions used to calculate the exchange ratios shown on the table presented in Section 8 in accordance with the Cox-Ross-Rubinstein binomial option valuation model, namely:

•	an original exercise price for each Eligible Option of $33.31;

•	an expected volatility of the Company’s common stock of 48.74%;

•	an expected option life of between 4.18 and 4.84 years;

•	a risk free rate of between 1.65% and 1.82%; and

•	no expected dividends.

We have revised the Offer to address the Staff’s concern regarding the formula pricing mechanism applicable to the new options to be issued in the exchange by:

•

clearly setting forth in the table presented in Section 8 of the Offer the underlying exercise price of the new options to be granted in the exchange based on a range of closing prices of the Company’s common stock at $0.10 intervals between $9.00 and $17.00;

•

providing that the new options to be granted in the exchange will have an exercise price equal to 110% of the closing sales price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended);

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 26, 2009

•

providing that the offer will be open through 5:00 p.m. on Sunday, April 5, 2009 in order to allow eligible optionees to determine the closing sales price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 and thereafter have a period of forty eight hours to determine whether to tender eligible options for exchange or withdraw previously tendered options;

•

providing in “Section 1. Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” of the Offer that the Company will extend the expiration date of the offer if the closing price per share of the Company’s common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share (the price range shown on the table in Section 8 of the Offer) to enable the Company to present eligible optionees with additional detail regarding potential exchange ratios and exercise prices applicable to new options to be granted in the exchange based on stock prices outside of the $9.00 to $17.00 range shown on the table in Section 8 of the Offer.

Q: How do I tender my eligible options for exchange, page 6

3.	Staff Comment. We note your disclosure in the sixth full paragraph on page 6 reserving the right to reject any and all tenders of eligible options where you determine it would be unlawful to accept. We also note similar disclosure you provide in the first full paragraph on page 24 under the heading “Miscellaneous.” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

Company Response. In response to the Staff’s comment, the Company has revised “Section 17. Miscellaneous” of the Offer to delete the first full paragraph thereof in its entirety.

Withdrawal Rights, page 14

4.	Staff Comment. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Company Response. In response to the Staff’s comment, the Company has revised “Section 4. Withdrawal Rights” of the Offer to add the following paragraph thereto:

“In accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not completed the option exchange prior to the 40th day following the commencement of the exchange offer, you may thereafter withdraw tendered options at any time prior to the expiration date of the offer by completing a Notice of Withdrawal and returning it prior to the expiration date of the offer.”

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 26, 2009

Information Concerning Us: Financial Information, page 19

5.	Staff Comment. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Company Response. In response to the Staff’s comment the Company has revised “Section 9. Information Concerning Us; Financial Information” of the Offer to add line items disclosing gross profit, current assets, noncurrent assets, current liabilities and noncurrent liabilities for each of the applicable periods in order to present all of the information required by Item 1-02(bb)(1) of Regulation S-X.

In connection with the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (781) 999-7373 if you have any further questions or comments regarding the foregoing.

Sincerely,

/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President, Finance and Administration and Chief Financial Officer

cc:	Nicholas Panos, Esq.

Mark J. Casey, Senior Vice President and General Counsel, Hologic, Inc.

Philip J. Flink, Esq.

Edwin C. Pease, Esq.